Asx Announcement

(ASX: NVX)

EXHIBIT 99.1

NOVONIX Announces Sale of Mt Dromedary Natural Graphite Project for AUD $2 Million

Brisbane, Australia, September 25, 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, announced today the sale of its wholly-owned subsidiary, MD South Tenements Pty Ltd (MDCo), holder of contractual interests in the Mt Dromedary Natural Graphite Project in Queensland, in consideration of AUD $2 million cash pursuant to a Share Sale and Purchase Agreement (dated September 24, 2025) with Lithium Energy Limited (ASX: LEL).

Lithium Energy has also repaid AUD $250,000 advanced by NOVONIX under an ‘IPO Funding Deed’ with Axon Graphite, being NOVONIX’s contribution towards 50% of the IPO related costs incurred by Axon Graphite.

“With the sale of the Mt Dromedary asset, we will be focusing our efforts on the production of synthetic graphite, which uses petroleum coke as a feedstock. Synthetic graphite is the preferred anode material for lithium-ion batteries due to improved cycle life and charge rate performance,” said Mike O’Kronley, CEO of NOVONIX. “As we expand manufacturing in Chattanooga, Tennessee, we are directing our resources toward delivering the most advanced synthetic graphite project in the United States.”

NOVONIX will begin shipping commercial-grade synthetic graphite from its Riverside facility later this year with mass production starting next year for its lead customer, Panasonic. The start of commercial production will mark a critical milestone for the Company as it continues to establish and build a domestic supply chain for synthetic graphite in North America. Synthetic graphite makes up roughly 74% of the global battery‑grade anode material market, with the remainder supplied by natural graphite and other anode materials, including graphite‑silicon.1

NOVONIX’s Riverside facility is poised to become the first large-scale production site dedicated to high-performance synthetic graphite for the battery, defense, and industrial sectors in North America. To meet increasing customer demand, the Company previously announced plans for its second synthetic graphite manufacturing plant, also in Chattanooga, Tennessee, known as the

1 Source: Benchmark Mineral Intelligence / Oxford Economics, Enabling North American Graphite Growth, 2024.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

Asx Announcement

(ASX: NVX)

EXHIBIT 99.1

Enterprise South location. Together, these facilities will give NOVONIX a total production capacity of over 50,000 tonnes per year.

This announcement has been authorised for release by Ron Edmonds, Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our anticipated production and shipping timelines, plans to build a new production facility, and our anticipated production capacity at each of our Riverside and planned Enterprise South facilities.

We have based such statements on our current expectations and projections about future events

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

Asx Announcement

(ASX: NVX)

EXHIBIT 99.1

and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government funding and other support, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com